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                                                                     EXHIBIT 12

                             TAMPA ELECTRIC COMPANY

                       RATIO OF EARNINGS TO FIXED CHARGES



         The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.


   NINE MONTHS    TWELVE MONTHS              YEAR ENDED DECEMBER 31,
      ENDED           ENDED       --------------------------------------------
SEPT. 30, 2000   SEPT. 30, 2000     1999      1998      1997    1996(4) 1995(4)
--------------   --------------   -------   -------    -----    ------  ------

     4.41x           4.10x (1)    3.82x(2)  4.51x(3)   4.38x     4.40x   4.28x


         For the purposes of calculating these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.


(1) Includes the effect of non-recurring pretax charges totaling $3.5 million recorded in the fourth quarter of 1999 at Tampa Electric to resolve litigation filed by the U.S. Environmental Protection Agency. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earning to fixed charges would have been 4.14x for the twelve-months ended Sept. 30, 2000.

(2) Includes the effect of one-time, pretax charges totaling $18.3 million described in (1) above. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.61x for the year ended Dec. 31, 1999.

(3) Includes the effect of one-time, pretax charges totaling $16.9 million. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.66x for the year ended Dec. 31, 1998.

(4) Amounts have been restated to reflect the merger of Peoples Gas System, Inc., with and into Tampa Electric Company.



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